Division of Corporation Finance
July 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Larry Spirgel
Assistant Director

July 14, 2010

Re:	Central European Media Enterprises Ltd.

Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2010
File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of June 21, 2010 regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In this letter, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

1.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that the disclosure is not necessary.

Division of Corporation Finance
July 14, 2010

Response:

We undertook several processes to evaluate the impact of our compensation policies on risk taking by management in preparing our disclosure in connection with Item 402(s) of Regulation S-K.

An initial component of our procedures was the review by our Compensation Committee of our compensation policies and the potential impact of the elements of our total compensation on the behavior of members of management. This review enabled the Compensation Committee to conclude that the elements of management compensation, which are straightforward (base salary, non-equity performance incentives and equity performance incentives), do not encourage excessive risk taking.  The Compensation Committee noted that several compensation practices mitigated potential risks, as outlined in the disclosures in our proxy statement under Compensation Risk Assessment in the Compensation Discussion and Analysis.

As part of the process of analyzing our compensation policies and their impact on risk-taking, the Compensation Committee also considered the past performance of the Company and its revenue-generating components to assess whether it could establish any correlation between the compensation of management and excessive risk taking.  As a general matter, the Compensation Committee has concluded that our compensation policies do not contribute to the risks it has identified for our businesses. In arriving at its conclusion, the Compensation Committee noted the following: the basic elements of the Company’s compensation policies have been consistent for a number of years and have not produced excessive risk taking; the Company’s methods of generating revenue are well established and the Company operates a robust set of controls, both of which provide a general constraint on unnecessary risk taking; revenue generation by the Company is spread over a number of markets and the Company is not overly dependant on a single source of revenue from any single market that could reasonably be expected to give rise to excessive risk taking by any employee or group of employees to achieve those revenues.

The evaluation process of the Compensation Committee also included a review of the series of incentives that it had previously agreed with the President and Chief Executive Officer to address specific Company objectives.  These incentives included a multi-year target for the financial performance of the Company and one of its divisions and the completion of transactions related to specific aspects of the Company’s business.  The Compensation Committee determined that the multi-year financial target for the Company’s internet division mitigates the impact of the potential risk of senior management seeking to meet a single-year target at the expense of the longer term growth of this division, which is still in the developing phase.  Furthermore, it concluded that transaction-specific targets reflected the imperative of achieving certain strategic objectives deemed to be fundamental by the Compensation Committee but not easily captured by general financial performance metrics. In its review the Compensation Committee noted that those transactions themselves would be subject to prior Board approval, which provides an additional level of assurance that the granting of such compensation incentives will not contribute to excessive risk taking.

Division of Corporation Finance
July 14, 2010

Compensation Discussion and Analysis, page 14

2.
We note that one of the company performance measures under the annual incentive plans is EBITDA. Since your definition of EBITDA differs from the definition derived from the acronym, in future filings please label this non-GAAP measure as adjusted EBITDA or some other descriptive label. In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Response:

In our periodic reports EBITDA is calculated as net income/(loss), which includes program rights amortization costs, before interest, taxes, depreciation and amortization of intangible assets.  In addition, we exclude from our calculation of EBITDA:

•	foreign currency exchange gains and losses;

•	changes in fair value of derivatives; and

•	certain unusual or infrequent items (e.g., impairments of assets or investments).

In order to avoid any confusion between the acronym and our calculation, we will use an alternative descriptive label in future filings.

The components necessary to calculate this non-GAAP financial measure are set out in note 19 to the Company’s audited financial statements in the Company’s Report on Form 10-K for the period ended December 31, 2009.

*****

We are available to discuss any of the foregoing at your convenience, please contact Daniel Penn with any additional comments by telephone at 011 44 20 7127 5800, by facsimile at 011 44 20 7127 5801 or by email at daniel.penn@cme-net.com.

Yours sincerely,

/s/ Daniel Penn

Daniel Penn
General Counsel

cc:	Scott Hodgson, US Securities and Exchange Commission
Paul Fischer, US Securities and Exchange Commission
Robert L. Kohl, Katten Muchin Rosenman LLP
David Sturgeon, CME